The Joint Corp.
16767 N. Perimeter Drive, Suite 110
Scottsdale, AZ 85260

January 13, 2023

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance
Office of Real Estate & Construction 100 F Street, NE
Washington, D.C. 20549-3561 Attention: Ameen Hamady or Kristi Marrone

Re:    The Joint Corp.
Form 10-K for the year ended December 31, 2021
Filed March 14, 2022
File No. 001-36724

Dear Ameen Hamady or Krisit Marrone:

This letter sets forth the response of The Joint Corp. (“The Joint”), its variable interest entities (“VIEs”), and its wholly owned subsidiary, The Joint Corporate Unit No. 1, LLC (collectively, the “Company”), to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated December 22, 2022, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the Commission on March 14, 2022 (the “Annual Report”).

For your convenience, the Staff’s comment is set forth below, followed by the Company’s response thereto.

Form 10-K filed March 14, 2022

General

1.Staff’s Comment: We note you provided 2022 outlook and outlook ranges for certain non-GAAP financial measures. In future filings, please provide the reconciliations required by Item 10(e)(1)(i) of Regulation S-K. To the extent you are relying on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B), please explicitly state that is the case and identify the information that is unavailable. Also note that in order to present a more balanced disclosure, it is preferable to present a corresponding measure of GAAP-based projected income when disclosing projected revenue. Refer to Item 10(b) of Regulation S-K.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the Company will provide the reconciliation required by Item 10(e)(1)(i) of Regulation S-K in future filings. In addition, the Company will refer to Item 10(b) of Regulation S-K for potential additional disclosure that presents a corresponding measure of GAAP-based projected income when disclosing projected revenues in future filings.

2.Staff’s Comment: Please provide a more informative analysis and discussion of changes in operating cash flows, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons for and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. For instance, it appears your accounts receivable balance as of December 31 2021, has increased by 79% from December 31, 2020 while your sales have only increased by 38%. Please explain the reasons behind such a material increase. Address the payment terms typically stipulated in your contracts and sales agreements and discuss the typical payment history. Discuss the underlying reasons for significant instances of slow payment and receivables that remain outstanding for lengthy periods.

Response: In response to the Staff’s comment, the Company will expand its disclosure of the factors impacting operating cash flows in future filings. Below we provide additional analysis and discussion of changes in operating cash flows between the years ended December 31, 2020 and December 31, 2021.

Net cash provided by operating activities was $15.2 million for the year ended December 31, 2021, compared to net cash provided by operating activities of $11.2 million for the year ended December 31, 2020. The increase was primarily attributable to the increased net income, net of non-cash charges, in the year ended December 31, 2021 of $12.5 million versus $8.6 million in the prior year period. The increase was partially offset by year-over-year growth in accounts receivable, which was 79% higher than in 2020, attributable to: i) an increase in royalties receivable due to an increase in the number of franchised clinics in operation during 2021 (with 610 open and operating franchise units at December 31, 2021, vs. 515 at December 31, 2020), along with continued sales growth in existing franchised clinics, ii) timing of cash collected from franchise license sales, iii) an increase in software fee revenue related to the correction of the calculation of software fee revenue (see note 1 in the notes to consolidated financial statements included in Item 8 of the 2021 Form 10-K), and iv) an increase in receivables related to leasehold improvement incentives. In addition, increased deferred franchising costs contributed to a decrease in net cash provided by operating activities, which consist of franchise license sales commissions earned by the regional developers and the Company’s sales force (156 franchise licenses sold for the year ended December 31, 2021 vs. 121 for the year ended December 31, 2020). The increase in payroll liabilities is attributable to the increased workforce at December 31, 2021 vs. 2020 and the timing of the employee compensation payroll cycles.

Cash provided by operating activities is subject to variability period over period as a result of the timing of collections and payments related to accounts receivable, accrued expenses, and other operating assets and liabilities. Royalties and other fees are collected from our franchisees semi-monthly, two working days after each sales period has ended.

3.Staff’s Comment: We note that you hold variable interests in certain professional corporations for which you are considered the primary beneficiary and as such consolidate those entities in your financial results. We further note that you also present the assets and liabilities of the VIEs separately on the face of the balance sheet. In future filings, please further expand your disclosures to indicate how your involvement with the VIEs also affects your financial performance and cash flows for each of the periods presented. In providing your response please quantify the amount of revenues generated by the VIEs that are reflected in your consolidated numbers for each of the periods presented. See ASC 810-10-50-2AA.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we will further expand the disclosures to indicate how the Company’s involvement with the VIEs also affects its financial performance and cash flows in future filings. Please see below for an example of a revised disclosure.

Variable Interest Entities

Certain states prohibit the “corporate practice of chiropractic,” which restricts business corporations from practicing chiropractic care by exercising control over clinical decisions by chiropractic doctors. In states which prohibit the corporate practice of chiropractic, the Company typically enters into long-term management services agreements (“MSAs”) with professional corporations (“PCs”) that are owned by licensed chiropractic doctors, which, in turn, employ or contract with doctors who provide professional chiropractic care in its clinics. Under these management agreements with PCs, the Company provides, on an exclusive basis, all non-clinical services of the chiropractic practice. The Company has entered into such management agreements with two PCs, including one in North Carolina, in connection with the acquisitions on April 1, 2021, and November 1, 2021 (reference Note 3). An entity deemed to be the primary beneficiary of a VIE is required to consolidate the VIE in its financial statements. An entity is deemed to be the primary beneficiary of a VIE if it has both of the following characteristics: (a) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and (b) the obligation to absorb the majority of losses of the VIE or the right to receive the majority of benefits from the VIE. In accordance with relevant accounting guidance, these PCs were determined to be VIEs. Such PCs are VIEs, as fees paid by the PCs to the Company as its management service provider are considered variable interests because the fees do not meet all the following criteria: 1) The fees are compensation for services provided and are commensurate with the level of effort required to provide those services; 2) The decision maker or service provider does not hold other interests in the VIE that individually, or in the aggregate, would absorb more than an insignificant amount of the VIE’s expected losses or receive more than an insignificant amount of the VIE’s expected residual returns; 3) The service arrangement includes only terms, conditions, or amounts that are customarily present in arrangements for similar services negotiated at arm’s length. Additionally, the Company has determined that it has the ability to direct the activities that most significantly impact the performance of these PCs and have an obligation to absorb losses or receive benefits which could potentially be significant to the PCs. Accordingly, the PCs are variable interest entities for which the Company is the primary beneficiary and are consolidated by the Company.

The revenues of VIEs represent the revenues of Company-managed clinics in states that prohibit the corporate practice of chiropractic. The Company's involvement with VIEs affects its financial performance and cash flows primarily through amounts recorded in Revenues from company-owned or managed clinics and General and administrative expenses, which are principally comprised of payroll and related expenses. The management fees/income provided by the MSAs are considered intercompany transactions and therefore eliminated upon consolidation of VIEs.

The VIEs’ total revenue and payroll and related expenses for the year ended December 31, 2021 were $28.6 million and $8.5 million, respectively. The VIE’s total revenue and payroll and related expenses for the year ended December 31, 2020 were $20.3 million and $5.9 million, respectively.

The carrying amount of the VIEs’ assets and liabilities are immaterial as of December 31, 2021 and December 31, 2020, except for amounts collected in advance for membership and wellness packages, which are recorded as deferred revenue. The VIEs’ deferred revenue liability balance as of December 31, 2021 and December 31, 2020 was $3.5 million and $2.5 million, respectively. The VIEs’ payroll liability balance as of December 31, 2021 and December 31, 2020 was $0.4 million and $0.2 million, respectively.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Craig Colmar or Georgann Joseph by telephone at (312) 922-1980 or by e-mail at cpcolmar@jocolaw.com or gjoseph@jocolaw.com of Johnson & Colmar.

Sincerely,

/s/ Jake Singleton
Name: Jake Singleton
Title: Chief Financial Officer

cc: Craig Colmar, Johnson & Colmar
Georgann Joseph, Johnson & Colmar